Exhibit 2.2

December 12, 2002

Allen W McNair, Jr.
Peoples Health Associates, Inc.
4580 Stephens Circle N.W.
Suite 200
Canton, Ohio 44718

Reference:	Partner Company Financing & Consulting Agreement between Mega Group, Inc./Small Business Investment Corporation of America, Inc. (Mega/SBICOA) and Peoples Health Associates, Inc. (PHA)

Dear Mr. McNair:

This letter sets forth the terms and conditions of a partner company financing and consulting agreement (the “Agreement”) between Peoples Health Associates, Inc. (“PHA”), and Mega Group, Inc. Small Business Investment Corporation of America, Inc. (“MEGA/SBICOA”) for the purposes of providing financing and consulting services for business development and capital restructuring for the company. MEGA/SBICOA proposes to acquire 25% of PHA through a share exchange. MEGA/SBICOA expects the share exchange to occur at a price of $1.00 per share based on the quoted value of Mega stock on the day of the acquisition. Upon the close of the transaction, PHA will receive $1,000,000 in Mega common Stock and become a MEGA/SBICOA partner company under the following terms and conditions:

1.	Retention of Mega/MEGA/SBICOA
PHA retains MEGA/SBICOA as an independent contractor for the sole purpose of performing the services outlined in this agreement on the terms and conditions set forth herein.

2.	Mega/MEGA/SBICOA Duties
Mega/MEGA/SBICOA shall provide the following services pursuant to this agreement:
(d)
Provide an additional $2.5 million credit facility to PHA within 90 days of closing, in compliance with ORC 1751 Health Insuring Corporation regulations as they pertain to qualified “admitted assets”. The above referenced credit facility will take the form of cash, securities, or other ORC approved admitted assets, including marketable MEGA/SBICOA Group, Inc shares.

(e)
MEGA/SBICOA will work with Peoples Health to prepare and execute a business development & finance plan, the purpose of which is to ascertain the amount of near term capital required for general corporate and expansion purposes of the company (estimated at $5,000,000). MEGA/SBICOA will identify, contact and work with interested third parties, including, but not limited to investment bankers, corporate investors, public and private institutions and individuals to assist in securing additional capital required by PHA to increase the company’s market share.

(f)	MEGA/SBICOA will provide professionals to market the company and its business plan to the financial and investment community.
(g)	MEGA/SBICOA will be available for meetings, conferences, telephone calls and briefing sessions with interested parties as reasonably requested by officials of PHA.
3.	Standard of Performance

MEGA/SBICOA shall at all times act in good faith and in the best interests of PHA and shall perform all services in a workmanlike and professional manner. PHA acknowledges and understands that MEGA/SBICOA is not a registered investment advisor or a registered broker/dealer, and, accordingly all actions by MEGA/SBICOA in connection with this agreement will be performed consistent with such facts.
4.	Relationship of the Parties
Neither MEGA/SBICOA nor PHA shall represent directly or indirectly that MEGA/SBICOA is an agent, employee or legal representative of PHA. Nothing herein shall be deemed to cause this agreement to create an agency, partnership or joint venture between or among the parties. MEGA/SBICOA is responsible for all MEGA/SBICOA required taxes, withholdings and other statutory obligations. MEGA/SBICOA shall be free at all times to arrange the time and manner of performance of the services provided to PHA. MEGA/SBICOA is not required to maintain any schedule of duties or assignments. In addition to all other obligations contained herein, MEGA/SBICOA agrees to proceed with diligence and promptness.
5.	Compensation
In consideration for the services provided by MEGA/SBICOA to PHA as a Partner Company, PHA shall pay MEGA/SBICOA 1.0%% of monthly revenue based on the first 10,000 members, 2.5% on 10,001 to 20,000, & 5% on 20,001 to 40,000. The total monthly revenue will be based on PHA’s total capitation payment beginning 90 days after the close of this transaction. MEGA/SBICOA’s revenue sharing with PHA shall be capped at 40,000 enrollees in the Peoples Health Plan of Ohio medical plan. PHA may exercise the right to repurchase (buyback) up to 22% of the 25% of the PHA equity position purchased by MEGA/SBICOA in the share exchange at any time during the term of this agreement by (1) returning MEGA/SBICOA stock, (2) assuming total liability for any outstanding credit facility, and (3) returning all principal investments made in PHA by MEGA/SBICOA at a premium, (prime + 10 percent).
6.	Term
This agreement shall have a term of five (5) years from the date of execution hereof and thereafter may be extended by written agreement of the parties from year to year or as otherwise agreed to by the parties.
7.	Warranties: Limitation of Liability
MEGA/SBICOA warrants that the services will be performed in a professional and workmanlike manner. MEGA/SBICOA makes no other warranties other than those expressly set forth herein and disclaims any implied warranties of merchantability or fitness for a particular purpose. MEGA/SBICOA is not liable for any direct, special, incidental or consequential damages irrespective of whether MEGA/SBICOA has advance notice of the possibility of such damages or such damages are reasonably foreseeable. In no event shall MEGA/SBICOA be liable for damages in excess of the amount paid to MEGA/SBICOA pursuant to this agreement. The preceding three sentences shall survive termination of this agreement.
8.	Other
(a)
Entire Agreement. This agreement constitutes the entire understanding between the parties and no other promises or representations, oral or written, have been made or shall have force or effect. No change or modification shall be valid unless it is in writing and signed by the parties hereto.

(b)	Force Majeure. MEGA/SBICOA shall not be liable to PHA for any failure or delay caused by events reasonably beyond the control of MEGA/SBICOA.
(c)	Governing Law. This agreement shall be governed and construed in all respects in accordance with the laws of the District of Columbia.
(d)
Severability. If a court of competent jurisdiction declares that any term or provision of this agreement is invalid or unenforceable, the agreement shall be interpreted as if such invalid or unenforceable provision is not a part of this agreement and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the agreement as a whole.

(e)	This agreement is the intent of the parties and as such is non-binding and subject to further due diligence and appropriate and necessary approvals.

If the terms and conditions herein set forth are acceptable to you, please sign and date below and fax the signature page. This agreement shall become binding upon the parties to the extent that its execution commences the due diligence process for both parties. The original will be mailed to you for your original signature.

Sincerely,

/s/ John H. Brown
John H. Brown Chairman

Accepted and agreed to this 12th day of December 2002 Peoples Health Associates, Inc

By:	/s/ Allen W. McNair, Jr.
Allen W. McNair, Jr. Executive Vice President